29 October 2015

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through J.P. Morgan Securities plc) 96,000 RELX PLC ordinary shares at a price of 1161.5981p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 92,537,780 ordinary shares in treasury, and has 1,114,706,024 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX PLC has purchased 22,839,445 shares.

RELX NV announces that today, it purchased (through J.P. Morgan Securities plc) 85,500 RELX NV ordinary shares at a price of €15.4810 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 54,463,694 ordinary shares in treasury, and has 993,287,150 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX NV has purchased 13,165,150 shares.